UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-37982

AMERICAS GOLD AND SILVER CORPORATION
(Translation of registrant’s name into English)

145 King Street West, Suite 2870 Toronto, Ontario, Canada M5H 1J8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INCORPORATION BY REFERENCE

Exhibits 99.1 to 99.4 of this Form 6-K of Americas Gold and Silver Corporation (the “Company”) are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-240504) of the Company, as amended or supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAS GOLD AND SILVER CORPORATION

/s/ Peter McRae
Date: November 14, 2022	Peter McRae
Chief Legal Officer and Senior Vice President Corporate Affairs

INDEX TO EXHIBITS

99.1	Condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and 2021
99.2	Management’s Discussion and Analysis for the three and nine months ended September 30, 2022
99.3	Consent of Niel de Bruin
99.4	Consent of Daren Dell
99.5	Certification of Interim Filings – CEO
99.6	Certification of Interim Filings – CFO
99.7	News Release dated November 11, 2022